John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

July 25, 2017

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On May 5, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 218 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 219 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund (the “Fund”) as a new portfolio series of the Trust.

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Note that the comments apply to both the Institutional/Investor Class Prospectus and the Class A Shares /Class C Shares Prospectus, as applicable.

Response: The Trust will update the relevant disclosure for both Prospectuses of the Fund as required.

2.	Comment: Please update the new ticker symbols in EDGAR once they become available.

Response: The Trust will update the ticker symbols in EDGAR once available.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 25, 2017

Prospectus

Fund Summary – Fees and Expenses of the Fund

3.	Comment: In the paragraph preceding the fee table, please add a page number reference to the Prospectus and SAI where additional information may be found on sales charge discounts.

Response: The Trust has revised the disclosure as you have requested.

4.
Comment:    Footnote 1 refers to acquired fund fees and expenses; however, there seems to be no line item relating to that footnote. Please confirm if acquired fund fees and expenses are expected to be less than 1 basis point and, if so, please remove the reference to those fees and expenses.

Response:    The Trust has confirmed that the acquired fund fees and expenses are estimated to be less than 1 basis point and, as such, has removed the reference to such fees and expenses from the footnote.

5.	Comment: The Staff recalls that the wording “a CBOE Company” has appeared following the adviser’s name in other fund family documents. Please confirm if this wording needs to be added.

Response: Since changing its name from “Vest Financial LLC” to “CBOE Vest Financial LLC,” the Advisor no longer uses the term “a CBOE Company.” The Trust has removed all references to this appositive.

6.
Comment:    Please confirm the termination date for the expense limitation agreement. The term should extend out to a minimum of one year beyond the effective date of the Prospectus in order to show the effect of the expense limitation arrangement in the fee table.

Response: The Trust has revised the date of the terminate of the waiver from February 28, 2018 to February 28, 2019.

7.
Comment:    In the Fund’s footnote discussing the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response:    The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 25, 2017

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Fund Summary – Principal Investment Strategies

8.
Comment:    Generally, it appears that some of the information provided to the Staff by the Adviser in its “Index Methodology White Paper” (the “Paper”) was better and more detailed as it appears in the Paper than in the Principle Investment Strategies disclosure. Please try to review this section to clarify how the Fund will be structured so as to track the Index.

Response: The Trust has made certain revisions to the principal investment strategies to clarify the index.

9.	Comment: Please add “before fees and expenses” to the end of the sentence “The Fund employs an investment approach designed to track the performance of the Index.”

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: The Paper indicates there are two goals that are considered primary to the others. This does not seem to be reflected in this section; please consider adding.

Response: The Trust has revised the disclosure as you have requested.

11.
Comment:    The bullet points refer to 30 stocks. Is there a known subset of these 30 stocks in the index that would be specified in this section or is there no such known sample size i.e., does the Adviser have a known “sample size” the Fund would invest in.

Response: The Adviser has indicated to the Trust that, at this time, there is no known sample size of stocks in which the Fund would invest.

12.
Comment:    The disclosure in this section indicates that the Index is constructed and maintained by the Chicago Board of Options Exchange (the “CBOE”). The Staff would like to see disclosure as to the extent that the CBOE is considered an affiliate of the Adviser and the Fund. For example, consider adding disclosure such as “CBOE, an affiliate of the Adviser.”

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 25, 2017

13.	Comment: In regard to the first bullet point in this section, please disclose if these 30 stocks mentioned would be equally weighted. The Paper seems to suggest they will be. Please confirm.

Response: The Trust has revised the disclosure as you have requested.

14.
Comment:    The Paper seems to indicate that the 30 highest yielding securities exclude those in the financials and utilities sectors. Please disclose if these industry and/or sector categories still applicable.

Response: The Paper has been updated to reflect that financial and utilities sectors will not be excluded.

15.	Comment: In regard to the second bullet point in this section, please advise if the covered call options would be written weekly generally on the last trading day of each week.

Response: The Trust has revised the disclosure as you have requested in the section titled “Call Options.”

16.	Comment: Please clarify if in regard to the Index, the options component only involves hypothetical written options.

Response: The Trust has revised the disclosure as you have requested.

17.
Comment:    Please include a paragraph on the strategy on the long equity portion as to how it will be constructed to track the Index, i.e., will the investment by the Fund be equally weighted and will this be rebalanced at the same time the Index rebalances?

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: In the paragraph on call options, the Paper indicates that the call strategy used by the Index is a partial covered call strategy. Please also add similar disclosure in this section.

Response: The Trust has revised the disclosure as you have requested.

19.
Comment:    Please confirm if the hypothetical covered call of the Index covers both purchased and sold options. If the Index is based on an options writing strategy, but the Fund will both buy and sell in an attempt to track the Index, please disclose and clarify this.

Response: The Fund will not buy options. Accordingly, the Trust has not adjusted the disclosure in response to this comment.

20.
Comment:    Please disclose whether the options component of the Index also consists of a hypothetical portfolio of Flex Options. The Staff notes that the Fund will utilize them, but will the Index utilize them? Please clarify.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 25, 2017

21.
Comment:    In general, on the discussion relating to call options, consider whether the use of the call options would be more clearly explained if language was included from the Paper that discusses how options roll over each week and how strike prices are determined.

Response: The Trust has revised the disclosure as you have requested.

22.
Comment:    In the paragraph beginning with “[t]he Fund may utilize Flexible Exchange® Options (“FLEX Options”) which are customized ....,” please add a caption or some other way to signal a reader that this paragraph begins a discussion on the Fund investing rather than the Index.

Response: The Trust has revised the disclosure as you have requested.

23.
Comment:    In the same paragraph referenced in Comment 22, please disclose what type of FLEX Options are used by the Fund. Also, please clarify what is meant by the Fund may “utilize” such options; does this mean buy or sell or both?

Response: The Trust has revised the disclosure as you have requested.

24.	Comment: In the same paragraph referenced in Comment 22, please disclose what the FLEX Options will reference.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

25.
Comment:    In “Index Limitation Risk”, the disclosure indicates that the Index is designed to represent a proposed options writing strategy but it appears from the Paper that it will not only write but purchase options. Please clarify if this is the case and include this in the strategy section.

Response: The Index will not purchase options. Accordingly, the Trust has not adjusted the disclosure in response to this comment.

Fund Summary – Performance History

26.	Comment: Please consider changing “not commenced” to “recently commenced” or including a date which the Fund will have commenced operations.

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Risk

27.
Comment:    The last sentence in the first paragraph in this section states that the Fund does not attempt and should not be expected to reflect the return of the Index. Please clarify if this is accurate as the Fund is passively seeking to track the performance of the Index.

Response: The Trust has revised the disclosure by removing the sentence.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 25, 2017

28.
Comment:    In the section on Call Options Risk, please disclose the risks to the buyer of a call option. If the Funds are both buying and selling disclose both risks rather than only the risk of writing (selling) call options.

Response: The Fund will not buy options. Accordingly, the Trust has not adjusted the disclosure in response to this comment.

Shareholder Servicing Plan

29.	Comment: Please review the language in this section; it appears to have an incorrect share class name.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Board of Trustees

30.	Comment: In the second paragraph in this section, please break out into its own paragraph the information on the nominating and corporate governance committee.

Response: The Trust has revised the disclosure as you have requested.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively